EXHIBIT 21.01

Subsidiaries	Jurisdiction of	Name under which
	Incorporation	business conducted

Boots & Coots Services, L.L.C.	Texas

Boots & Coots Services, Inc.	Delaware

Boots & Coots/IWC	British Virgin
Overseas, Inc.	Islands

Boots & Coots Canada, Ltd.	Alberta, Canada

Boots & Coots/IWC
De Venezuela, S.A.	Venezuela

Boots & Coots International	Cayman Islands

HWC Limited	Louisiana

Boots & Coots Services de	Mexico
Mexico S. de R.L. de C.V.

Snubco USA, Inc	Wyoming

Stasso Holdings, Inc.	Wyoming

StassCo Pressure Control, LLC	Wyoming

Boots & Coots Nigeria, Limited	Nigeria

J.W. Wright, Inc.	Texas	John Wright Company

Boots & Coots United Kingdom, Ltd.	United Kingdom

Boots & Coots Singapore Pte. Ltd.	Singapore

Boots & Coots Services de Argentina	Argentina